January 17, 2017

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: H. Roger Schwall

Assistant Director

Office of Natural Resources

RE:                           Kimbell Royalty Partners, LP

Registration Statement on Form S-1

Filed January 6, 2017

File No. 333-215458

Ladies and Gentlemen:

On behalf of Kimbell Royalty Partners, LP (the “Partnership” or “we”), enclosed is a copy of Amendment No. 1 (“Amendment No. 1”) to the Partnership’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes made to the original public filing of the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on January 6, 2017. The changes reflected in Amendment No. 1 include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of January 11, 2017.

Set forth below are the Partnership’s responses to the Staff’s comments, preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Registration Statement on Form S-1 Filed January 6, 2017

Use of Proceeds, page 74

1.                                      In response to prior comment 4, you provided disclosure stating that your predecessor will repay its credit facility using the proceeds it receives from this offering. Please also provide similar language as part of your use of proceeds disclosure.

RESPONSE: The Partnership has revised its disclosure in Amendment No. 1 to address the Staff’s comment.  Please see page 74.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-8

Note 4 — Pro Forma Supplemental Oil and Gas Reserve Information, page F-11

2.                                      We have reviewed your response to prior comment 5. As your quantities of natural gas liquid represent 10.6% of total proved reserves as of December 31, 2015, they appear to be significant and should be separately disclosed consistent with FASB ASC 932-235-50-4.

RESPONSE: The Partnership has revised its disclosure in Amendment No. 1 to address the Staff’s comment.  Please see pages F-13 and F-15.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jason Rocha of Baker Botts L.L.P. at (713) 229-1558.

Very truly yours,

KIMBELL ROYALTY PARTNERS, LP

By: Kimbell Royalty GP, LLC, its general partner

By:	/s/ Robert D. Ravnaas
Robert D. Ravnaas
Chief Executive Officer

cc: Diane Fritz, Securities and Exchange Commission

Ethan Horowitz, Securities and Exchange Commission

Ronald M. Winfrey, Securities and Exchange Commission

Anuja A. Majmudar, Securities and Exchange Commission

Timothy Levenberg, Securities and Exchange Commission

Joshua Davidson, Baker Botts L.L.P.

Jason Rocha, Baker Botts L.L.P.

William N. Finnegan IV, Latham & Watkins LLP

John M. Greer, Latham & Watkins LLP